02038235

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for May 23, 2002
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

1-16849
~~333-82904~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

45993 SASCO 2002-HF1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 23, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: Stanley Labanowski

Name: Stanley Labanowski

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2002-HF1

$770,612,000 (Approximate)
Structured Asset Securities Corporation
Mortgage Pass Through Certificates, SERIES 2002-HF1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) (4)
A (5)	623,089,000.00	1M Libor	2.72	1-116	19.75	TBD	2/25/2032	Aaa/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	5/25/2005	Aaa/AAA
M1 (7)	54,351,000.00	1M Libor	5.35	39-116	12.75	TBD	2/25/2032	Aa2/AA
M2(7)	44,645,000.00	1M Libor	5.32	38-116	7.00	TBD	2/25/2032	A2/A
M3(7)	27,175,000.00	1 M Libor	5.27	37-116	3.50	TBD	2/25/2032	Baa2/BBB
B(7)	21,352,000.00	1M Libor	4.73	37-102	0.75	TBD	2/25/2032	Ba1/BB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P) (4)
A (5)	623,089,000.00	1M Libor	2.82	1-191	19.75	TBD	2/25/2032	Aaa/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	5/25/2005	Aaa/AAA
M1 (7)	54,351,000.00	1M Libor	5.56	39-166	12.75	TBD	2/25/2032	Aa2/AA
M2(7)	44,645,000.00	1M Libor	5.46	38-150	7.00	TBD	2/25/2032	A2/A
M3(7)	27,175,000.00	1 M Libor	5.29	37-127	3.50	TBD	2/25/2032	Baa2/BBB
B(7)	21,352,000.00	1M Libor	4.73	37-102	0.75	TBD	2/25/2032	Ba1/BB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 100% of the Adjustable Rate Prepayment Assumption and 115% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.13% each month to 30% CPR in month 24 and remain at 30% CPR thereafter. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.75%.

(4) All Classes of Certificates will be rated by Moody's and S&P.

(5) Class A is the Senior Certificate of the collateral pool.

(6) Class A-IO will be a Senior Interest-Only Certificate, which will receive interest payments for the first 36 distribution dates.

(7) Classes M1, M2, M3 and B are the Subordinate Certificates of the Collateral Pool.

Deal Overview

- The Trust will issue certificates including the 6 classes described in this term sheet. The Class A and Class A-IO will be issued as Senior Certificates, and the Classes M1, M2, M3 and B will be issued as Subordinate Certificates. The Class A, A-IO, M1, M2 and M3 Certificates will be offered publicly. The Class B Certificate will be offered privately.
- 100% of the Mortgage Loans will be serviced by Household, and were acquired by Household through secondary market purchases made by its Mortgage Services division. 100% of the loans will be master serviced by Aurora Loan Services.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A certificates, until it has been retired. Principal will then be allocated sequentially to the M1, M2, M3 and B certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A certificates to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

6

Interest Payment Priority

The Interest Rates for Classes A, M1, M2, M3 and B (the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 36th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 36th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificates, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on May 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A and Current and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3 and B (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* to the Class A and then sequentially to Classes M1, M2, M3 and B to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(8) To pay sequentially to Classes M1, M2, M3 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate.(1).

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), and (10), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance, will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	256,223,826.56
7-12	209,637,676.28
13-18	163,051,525.99
19-24	93,172,300.57
25-30	46,586,150.28
31-36	23,293,075.14

On and after the 37th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Eighteen-Month Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The eighteen-month Interest Rate Cap Agreement will have an at-the-money strike rate. In the event one-month LIBOR rises above the strike rate, it will contribute cash.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance
1	N/A
2	759,666,381.03
3	747,719,250.50
4	734,801,166.95
5	720,954,006.86
6	706,626,047.51
7	692,337,567.99
8	678,319,461.89
9	664,588,102.12
10	651,137,410.71

Month	Notional Balance
11	637,961,474.25
12	625,054,514.82
13	612,410,877.49
14	600,025,112.51
15	587,891,802.74
16	576,003,348.31
17	564,302,090.27
18	552,643,572.93
19	0

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate collateral balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 36 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the Class A-IO Notional Balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B, then Class M3, then Class M2, and then Class M1. Excess losses will be applied to the Class A while it is still outstanding. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount".

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3 and B, Class M2 will be senior to Classes M3 and B, and Class M3 will be senior to Class B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M3, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.75% of the cutoff date collateral balance. For any Distribution Date on or after the Stepdown Date, provided a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the cutoff date collateral balance and (2) the lesser of (i) 0.75% of the cutoff date collateral balance and (ii) 1.50% of the current collateral balance. For any Distribution Date on or after the Stepdown Date, provided a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [%] of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A	A-IO	
Aaa/AAA Libor Floater	Aaa/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class And has the preferential right to receive Interest over the Subordinate Classes.
M1 Aa2/AA Libor Floater		
M2 A2/A Libor Floater		Classes M1, M2, M3 and B are subordinate Classes subject to a lock-out period of 36 months with respect to principal payments.
M3 Baa2/BBB Libor Floater		
B Ba1/BB Libor Floater		

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Mary Stone	(212) 526-9606
	Jenna Levine	(212) 526-1453
Structuring	Vanessa Vanacker	(212) 526-8315

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2002-HF1
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: June 25, 2002
Cut-Off Date:	May 1, 2002
Expected Pricing Date:	May [ ], 2002
Expected Closing Date:	[May 30, 2002]
Delay Days:	0 day delay – All Classes
Dated Date:	May 25, 2002
Day Count:	Actual/360 on Classes A, M1, M2, M3 and B 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.0045% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1, M2 and M3. Minimum $100,000; increments $1 in excess thereof for Class B. Minimum[$500,000]; increments $1 in excess thereof for Class A-IO]
SMMEA Eligibility:	The Classes A, A-IO, and M1 are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A, A-IO, M1, M2 and M3 Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 5% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.22	3.64	2.72	2.10	1.60
Window (mos)	1-210	1-155	1-116	1-91	1-74
Expected Final Mat.	11/25/19	4/25/15	1/25/12	12/25/09	7/25/08
Class M1					
Avg. Life (yrs)	10.08	7.02	5.35	4.67	4.73
Window (mos)	57-210	39-155	39-116	42-91	47-74
Expected Final Mat.	11/25/19	4/25/15	1/25/12	12/25/09	7/25/08
Class M2					
Avg. Life (yrs)	10.08	7.02	5.32	4.47	4.12
Window (mos)	57-210	39-155	38-116	39-91	41-74
Expected Final Mat.	11/25/19	4/25/15	1/25/12	12/25/09	7/25/08
Class M3					
Avg. Life (yrs)	10.04	6.98	5.27	4.37	3.89
Window (mos)	57-210	39-155	37-116	38-91	38-74
Expected Final Mat.	11/25/19	4/25/15	1/25/12	12/25/09	7/25/08
Class B					
Avg. Life (yrs)	9.17	6.27	4.73	3.91	3.48
Window (mos)	57-186	39-137	37-102	37-80	37-64
Expected Final Mat.	11/25/17	10/25/13	11/25/10	1/25/09	9/25/07

[1] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.35	3.74	2.82	2.17	1.66
Window (mos)	1-309	1-248	1-191	1-158	1-128
Expected Final Mat.	2/25/28	1/25/23	4/25/18	7/25/15	1/25/13
Class M1					
Avg. Life (yrs)	10.39	7.24	5.56	4.83	4.85
Window (mos)	57-279	39-209	39-166	42-130	47-105
Expected Final Mat.	8/25/25	10/25/19	3/25/16	3/25/13	2/25/11
Class M2					
Avg. Life (yrs)	10.30	7.16	5.46	4.58	4.20
Window (mos)	57-260	39-189	38-150	39-117	41-95
Expected Final Mat.	1/25/24	2/25/18	11/25/14	2/25/12	4/25/10
Class M3					
Avg. Life (yrs)	10.08	7.02	5.29	4.38	3.90
Window (mos)	57-229	39-170	37-127	38-100	38-81
Expected Final Mat.	6/25/21	7/25/16	12/25/12	9/25/10	2/25/09
Class B					
Avg. Life (yrs)	9.17	6.27	4.73	3.91	3.48
Window (mos)	57-186	39-137	37-102	37-80	37-64
Expected Final Mat.	11/25/17	10/25/13	11/25/10	1/25/09	9/25/07

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

A-IO Sensitivity Analysis [1]

Price [2]	Yield (%)
8-22	5.82
8-22+	5.63
8-23	5.44
8-23+	5.25
8-24	5.06
8-24+	4.87
8-25	4.68
8-25+	4.49
8-26	4.31
8-26+	4.12
8-27	3.94
Mod. Dur.	0.94 [3]

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 8-24+ plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 18 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A Funds Cap (%)	Period	A Funds Cap (%)
1	N/A	31	10.0726
2	N/A	32	9.7338
3	N/A	33	9.7196
4	N/A	34	10.7450
5	N/A	35	9.6987
6	N/A	36	10.0065
7	N/A	37	10.0860
8	N/A	38	10.4179
9	N/A	39	10.0776
10	N/A	40	10.0734
11	N/A	41	10.4049
12	N/A	42	10.0651
13	N/A	43	10.3962
14	N/A	44	10.0567
15	N/A	45	10.0525
16	N/A	46	11.1249
17	N/A	47	10.0440
18	N/A	48	10.3745
19	8.9965	49	10.0356
20	8.6788	50	10.3658
21	8.6469	51	10.0272
22	9.2082	52	10.0229
23	8.5806	53	10.3527
24	8.8552	54	10.0145
25	9.1370	55	10.3439
26	9.4213	56	10.0060
27	9.0974	57	10.0018
28	9.0769	58	11.0687
29	9.7532	59	9.9933
30	9.4160	60	10.3220

(1) Based on 1 month Libor, 6 month LIBOR, 1 Year CMT and 2 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2002-HF1 Collateral Summary

Total Number of Loans	6,425	**Prepayment Penalty**	
Total Outstanding Loan Balance	$776,435,838	None	11.3%
Average Loan Principal Balance	$120,846	0.001-1.000	4.3%
Fixed Rate	37.2%	1.001-2.000	29.5%
Adjustable Rate	62.8%	2.001-3.000	47.7%
Prepayment Penalty	88.7%	3.001-4.000	0.5%
Weighted Average Coupon	9.3%	4.001-5.000	6.6%
Weighted Average Margin	7.1%		
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.1%	**Geographic Distribution**	
Weighted Average Maximum Rate	11.9%	(Other states account individually for less than	
Weighted Average Floor	9.1%	5% of the Cut-off Date principal balance)	
Weighted Average Original Term (mo.)	334.5	CA	16.0%
Weighted Average Remaining Term (mo.)	327.2	IL	6.7%
Weighted Average Loan Age (mo.)	7.3	OH	6.1%
Weighted Average Original LTV	84.6%	FL	5.9%
Non-Zero Weighted Average FICO	612		
Non-Zero Weighted Average DTI	40.4%	**Lien Position**	
		First	100.0%
Product Type			
2/28 ARM (LIBOR)	45.9%		
Fixed Rate	26.6%	**Occupancy Status**	
3/27 ARM (LIBOR)	16.6%	Primary Home	98.2%
Balloon	10.6%	Investment	1.8%
Other	0.3%	Second Home	0.1%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	519	$20,868,161.02	2.69%
50,000.01 - 100,000.00	2,535	189,853,090.32	24.45
100,000.01 - 150,000.00	1,734	212,210,940.18	27.33
150,000.01 - 200,000.00	871	150,918,105.67	19.44
200,000.01 - 250,000.00	383	85,337,674.16	10.99
250,000.01 - 300,000.00	198	53,980,629.45	6.95
300,000.01 - 350,000.00	126	40,876,019.57	5.26
350,000.01 - 400,000.00	56	21,054,682.60	2.71
400,000.01 - 450,000.00	2	871,814.86	0.11
450,000.01 - 500,000.00	1	464,720.24	0.06
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
5.501 - 6.000	1	$77,467.29	0.01%
6.001 - 6.500	8	1,122,348.43	0.14
6.501 - 7.000	62	11,174,313.65	1.44
7.001 - 7.500	209	35,548,202.62	4.58
7.501 - 8.000	538	86,138,372.31	11.09
8.001 - 8.500	605	90,288,421.15	11.63
8.501 - 9.000	1,053	139,495,712.22	17.97
9.001 - 9.500	876	104,122,614.15	13.41
9.501 - 10.000	1,125	128,404,102.59	16.54
10.001 - 10.500	690	70,869,243.06	9.13
10.501 - 11.000	578	54,452,874.84	7.01
11.001 - 11.500	294	25,706,444.54	3.31
11.501 - 12.000	207	16,464,261.36	2.12
12.001 - 12.500	87	6,658,790.39	0.86
12.501 - 13.000	64	4,594,936.46	0.59
13.001 - 13.500	17	868,340.54	0.11
13.501 - 14.000	6	281,098.32	0.04
14.001 - 14.500	4	137,768.95	0.02
14.501 - 15.000	1	30,525.20	0.00
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 180	1,087	$100,104,060.59	12.89%
181 - 240	159	13,768,337.25	1.77
241 - 300	14	1,308,314.23	0.17
301 - 360	5,165	661,255,126.00	85.17
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 180	1,087	$100,104,060.59	12.89%
181 - 240	159	13,768,337.25	1.77
241 - 300	14	1,308,314.23	0.17
301 - 360	5,165	661,255,126.00	85.17
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 10.00	4	$227,010.09	0.03%
10.01 - 20.00	6	292,788.58	0.04
20.01 - 30.00	14	616,670.99	0.08
30.01 - 40.00	32	2,148,798.35	0.28
40.01 - 50.00	71	5,325,213.54	0.69
50.01 - 60.00	111	9,202,287.68	1.19
60.01 - 70.00	353	34,894,477.94	4.49
70.01 - 80.00	1,766	204,793,083.31	26.38
80.01 - 90.00	3,062	380,348,053.38	48.99
90.01 – 95.00	1,006	138,587,454.21	17.85
Total:	**6,425**	**$776,435,838.07**	**100.00%**

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
500 - 550	995	97,366,430.97	12.54
551 - 600	2,069	235,291,922.36	30.30
601 - 650	2,117	268,772,789.36	34.62
651 - 700	1,002	140,515,396.34	18.10
701 - 750	189	25,895,162.70	3.34
751 - 800	52	8,395,047.74	1.08
801 - 850	1	199,088.60	0.03
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	3,277	$381,778,192.06	49.17%
Purchase	1,488	190,709,651.58	24.56
Rate/Term Refinance	907	109,044,759.61	14.04
Debt Consolidation	750	94,370,172.04	12.15
Construction Permanent	3	533,062.78	0.07
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	5,719	$689,792,699.35	88.84%
2-4 Family	298	40,250,296.32	5.18
Condo	252	31,696,067.24	4.08
Townhouse	81	8,817,485.05	1.14
Manufactured Housing	35	3,226,255.74	0.42
Mobile Home	40	2,653,034.37	0.34
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	421	$80,012,848.74	10.31%
IL	399	52,070,913.21	6.71
OH	486	47,029,541.39	6.06
FL	415	46,042,647.50	5.93
CA-N	225	43,954,367.90	5.66
MI	348	34,644,054.58	4.46
NC	320	34,020,442.67	4.38
CO	197	33,188,813.95	4.27
TX	298	30,769,687.91	3.96
GA	247	30,147,681.24	3.88
VA	184	23,312,048.44	3.00
PA	224	23,173,047.96	2.98
NY	144	21,086,885.34	2.72
IN	226	18,713,254.40	2.41
MO	184	18,100,046.26	2.33
TN	172	17,416,179.61	2.24
SC	167	16,601,012.18	2.14
MA	85	16,009,667.90	2.06
AZ	118	15,765,314.14	2.03
MN	100	13,851,521.35	1.78
WI	125	13,497,134.70	1.74
WA	85	13,198,985.57	1.70
NJ	90	12,751,710.89	1.64
LA	130	12,252,680.07	1.58
KY	113	10,269,050.77	1.32
MD	62	9,396,159.93	1.21
WV	108	8,899,532.99	1.15
MS	99	7,963,208.18	1.03
KS	73	7,527,152.73	0.97
OR	53	7,385,897.09	0.95
Other	527	57,384,348.48	7.39
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
6 mos. Interest on 80% of Unpaid Balance	1,953	$261,901,331.38	33.73%
5% of 100% of Original Balance	857	96,583,726.22	12.44
6 mos. Interest on 100% of Unpaid Balance	827	93,484,160.85	12.04
None	811	87,795,901.54	11.31
6 % of 100% of Original Balance	515	76,214,141.79	9.82
5% of 100% of Unpaid Balance	446	49,504,095.76	6.38
1% of 100% of Unpaid Balance	403	42,932,511.34	5.53
6% of 100% of Unpaid Balance	242	31,640,965.35	4.08
2% of 100% of Unpaid Balance	90	9,115,763.67	1.17
3% of 100% of Unpaid Balance	52	5,396,926.40	0.70
1% of 100% of Original Balance	47	4,156,926.74	0.54
5% of 80% of Original Balance	30	3,926,333.08	0.51
Other	152	13,783,053.95	1.78
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	4,965	$567,997,857.99	73.15%
No Income Verification	1,419	202,681,396.64	26.10
Alternate	39	5,536,539.77	0.71
24 Month Bank Statement	2	220,043.67	0.03
Total:	**6,425**	**$776,435,838.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 0.500	1	$227,854.11	0.05%
1.001 - 1.500	3	350,794.10	0.07
1.501 - 2.000	2	292,491.66	0.06
2.001 - 2.500	1	281,908.79	0.06
2.501 - 3.000	2	231,170.50	0.05
3.001 - 3.500	3	331,904.36	0.07
3.501 - 4.000	8	1,274,283.15	0.26
4.001 - 4.500	21	3,635,364.05	0.75
4.501 - 5.000	72	11,955,844.12	2.45
5.001 - 5.500	174	26,464,947.70	5.42
5.501 - 6.000	348	52,651,474.04	10.79
6.001 - 6.500	390	55,226,577.55	11.32
6.501 - 7.000	728	101,895,790.75	20.88
7.001 - 7.500	506	66,621,265.50	13.65
7.501 - 8.000	459	59,065,877.84	12.11
8.001 - 8.500	351	42,153,850.13	8.64
8.501 - 9.000	292	34,540,428.64	7.08
9.001 - 9.500	165	16,553,084.78	3.39
9.501 - 10.000	86	8,438,615.96	1.73
10.001 >=	62	5,749,075.33	1.18
Total:	**3,674**	**$487,942,603.06**	**100.00%**

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.501 - 1.000	3,151	$415,094,586.97	85.07%
1.001 - 1.500	513	71,454,927.82	14.64
1.501 - 2.000	8	1,102,451.30	0.23
2.001 - 2.500	1	229,727.88	0.05
2.501 - 3.000	1	60,909.09	0.01
Total:	**3,674**	**$487,942,603.06**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.501 - 1.000	169	$19,605,051.51	4.02%
1.001 - 1.500	262	40,568,880.23	8.31
1.501 - 2.000	352	42,178,920.36	8.64
2.001 - 2.500	1	189,120.95	0.04
2.501 - 3.000	2,889	385,274,284.93	78.96
3.001 >=	1	126,345.08	0.03
Total:	**3,674**	**$487,942,603.06**	**100.00%**

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
7.501 - 8.000	1	$74,102.96	0.02%
8.001 - 8.500	3	437,773.48	0.09
8.501 - 9.000	16	2,881,006.52	0.59
9.001 - 9.500	41	6,716,231.73	1.38
9.501 - 10.000	107	17,807,964.52	3.65
10.001 - 10.500	253	40,646,509.47	8.33
10.501 - 11.000	426	68,780,445.57	14.10
11.001 - 11.500	457	68,850,011.29	14.11
11.501 - 12.000	619	83,467,720.69	17.11
12.001 - 12.500	489	60,605,045.30	12.42
12.501 - 13.000	524	62,177,571.07	12.74
13.001 - 13.500	295	31,866,227.02	6.53
13.501 - 14.000	228	22,724,186.97	4.66
14.001 - 14.500	85	7,943,011.88	1.63
14.501 - 15.000	51	4,656,102.86	0.95
15.001 - 15.500	30	3,007,864.23	0.62
15.501 - 16.000	8	835,891.68	0.17
16.001 - 16.500	15	2,002,095.51	0.41
16.501 - 17.000	6	408,226.56	0.08
17.001 - 17.500	9	1,062,445.59	0.22
17.501 - 18.000	6	638,528.79	0.13
18.001 - 18.500	3	234,218.87	0.05
18.501 - 19.000	2	119,420.50	0.02
Total:	**3,674**	**$487,942,603.06**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
6.001 - 6.500	3	$284,384.52	0.06%
6.501 - 7.000	30	5,834,752.87	1.20
7.001 - 7.500	151	26,443,382.66	5.42
7.501 - 8.000	359	60,490,070.94	12.40
8.001 - 8.500	409	65,346,124.31	13.39
8.501 - 9.000	648	91,193,303.61	18.69
9.001 - 9.500	549	69,856,067.75	14.32
9.501 - 10.000	615	76,751,134.97	15.73
10.001 - 10.500	383	42,453,747.07	8.70
10.501 - 11.000	274	28,499,356.39	5.84
11.001 - 11.500	126	11,292,399.89	2.31
11.501 - 12.000	83	6,453,453.18	1.32
12.001 - 12.500	31	2,242,269.36	0.46
12.501 - 13.000	10	651,071.23	0.13
13.001 - 13.500	1	46,725.97	0.01
13.501 - 14.000	2	104,358.34	0.02
Total:	**3,674**	**$487,942,603.06**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-05	2	$235,014.32	0.05%
2002-06	1	232,866.73	0.05
2002-08	1	59,349.62	0.01
2002-09	2	178,360.56	0.04
2002-10	1	128,904.37	0.03
2002-11	1	139,080.02	0.03
2003-03	3	310,440.06	0.06
2003-04	5	326,542.98	0.07
2003-05	2	135,084.35	0.03
2003-06	65	8,189,976.24	1.68
2003-07	167	20,338,806.90	4.17
2003-08	253	31,592,158.71	6.47
2003-09	469	59,581,275.36	12.21
2003-10	631	82,193,821.78	16.84
2003-11	707	100,306,711.89	20.56
2003-12	346	51,264,422.73	10.51
2004-01	24	3,990,796.01	0.82
2004-02	1	50,592.70	0.01
2004-03	1	50,060.57	0.01
2004-04	1	27,823.73	0.01
2004-05	2	98,671.48	0.02
2004-06	36	4,713,818.74	0.97
2004-07	81	10,264,946.82	2.10
2004-08	117	14,038,486.16	2.88
2004-09	241	30,377,433.34	6.23
2004-10	238	29,012,941.11	5.95
2004-11	201	29,305,605.00	6.01
2004-12	63	9,315,390.26	1.91
2005-01	12	1,483,220.52	0.30
Total:	**3,674**	**$487,942,603.06**	**100.00%**

SASCO 2002-HF1

Available Funds Cap Schedule* [(1) (2)]

**It is expected that any basis risk shortfalls occurring in the first 18 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A Funds Cap (%)	Period	A Funds Cap (%)
1	N/A	31	11.0014
2	N/A	32	10.6318
3	N/A	33	10.6151
4	N/A	34	11.7336
5	N/A	35	10.7558
6	N/A	36	11.5601
7	N/A	37	11.5864
8	N/A	38	11.9656
9	N/A	39	11.5711
10	N/A	40	11.5627
11	N/A	41	12.1168
12	N/A	42	11.7990
13	N/A	43	12.1827
14	N/A	44	11.7819
15	N/A	45	11.7726
16	N/A	46	13.0237
17	N/A	47	11.9227
18	N/A	48	12.3100
19	8.9925	49	11.9032
20	8.6749	50	12.2898
21	8.6443	51	11.8836
22	9.2053	52	11.8738
23	8.5778	53	12.3320
24	9.3086	54	11.9242
25	9.5764	55	12.3113
26	9.8759	56	11.9042
27	9.5366	57	11.8941
28	9.5149	58	13.1574
29	10.2118	59	11.8741
30	10.3162	60	12.2596

(1) Based on 1 month Libor, 6 month LIBOR, 1 Year CMT and 2 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption.

SASCO 2002-HF1

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
12.00001 - 12.50000	2	$210,281.56	0.04%
12.50001 - 13.00000	26	4,988,617.66	1.03
13.00001 - 13.50000	131	23,368,712.25	4.81
13.50001 - 14.00000	309	52,229,370.60	10.74
14.00001 - 14.50000	342	54,185,449.05	11.15
14.50001 - 15.00000	560	80,819,856.58	16.63
15.00001 - 15.50000	481	64,184,505.17	13.20
15.50001 - 16.00000	624	77,411,078.19	15.93
16.00001 - 16.50000	447	52,416,019.96	10.78
16.50001 - 17.00000	355	41,204,152.46	8.48
17.00001 - 17.50000	184	17,886,073.31	3.68
17.50001 - 18.00000	119	10,696,321.01	2.20
18.00001 - 18.50000	50	4,229,124.22	0.87
18.50001 - 19.00000	22	1,724,511.95	0.35
19.00001 - 19.50000	5	264,252.37	0.05
19.50001 - 20.00000	5	271,828.60	0.06
Total:	**3,662**	**$486,090,154.94**	**100.00%**

Minimum:	12.44%
Maximum:	19.97%
Weighted Average:	15.33%